UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guangzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

ALLIANCE CHANGES ONE OF ITS DIRECTORS ON THE BOARD OF DIRECTORS OF WERIDE INC.

Alliance Ventures, B.V. (“Alliance”) has identified Mr. Kazuhiro Doi as a candidate to replace for Mr. Takao Asami as director of the Board of Directors (the “Board”) of WeRide Inc. (the “Company”) following Mr. Asami’s recent resignation from the Board.

Since joining Nissan Motor Co. Ltd. in 1985, Mr. Doi has held various positions of increasing responsibility, including the Alliance Global Director from 2014 to 2020, the Corporate Vice President from 2020 to March 2025, and the Head of the Nissan Research Center since 2014. He has been a Corporate Executive of Nissan Motor Co., Ltd. since April 2025. Mr. Doi received his master’s degree in engineering from Keio University in 1985.

Mr. Asami was previously nominated by Alliance as a director of the Board. He has tendered his resignation from the Board due to personal reasons, and such resignation has taken effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

Dated: April 3, 2025	By:	/s/ Jennifer Li
	Name:	Jennifer Li
	Title:	Chief Financial Officer